EXHIBIT 21.1

SUBSIDIARIES

OF

INTEGRATED SILICON SOLUTION, INC.

Name	Place of Incorporation
Integrated Silicon Solution Inc. (Hong Kong) Limited	Hong Kong

ISSI Hong Kong Holding Limited	Hong Kong

Integrated Silicon Solution (Shanghai) Inc.	China

Integrated Circuit Solution Inc.	Taiwan

Sofwin, Inc.	California

Winston, Inc.	California